
June 23, 2011

Via E-mail
Mr. Mark Holbrook
President and Director
Puissant Industries, Inc.
3701 Edmonton Road, P.O. Box 351
Columbia, Kentucky 42728

> **Re: Puissant Industries, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2011**
> **File No. 333-174222**

Dear Mr. Holbrook:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed May 27, 2011

General

1.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2.   If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point.

Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3. As you appear to be engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X, please provide the disclosures required by Items 1206 and 1208 of Regulation S-K, or tell us why such information is not required.

4. Please include appropriate map(s) of your properties.

Prospectus Cover Page

5. We note that you have marked this as a preliminary prospectus subject to completion. However, if you intend to use the prospectus before the effective date of the registration statement, please include in a prominent place the legend required by Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 4

Business, page 4

6. Please clarify the nature of ownership and disclose the status of the 39 wells that you have acquired. For instance, disclose that you have only acquired working and 85% net revenue interests in these wells. Disclose if these wells are producing or shut-in. Also, define what you mean by a "development location."

Risk Factors, page 5

Because members of our management have other business interests . . . , page 8

7. You disclose that your officers and directors serve as officers and/or directors of other companies. Please disclose the approximate percentage of your officers' professional time that each devotes to your business.

Directors, Executive Officers, Promoters, and Control Persons, page 14

8. Please provide support for your statement that "Mr. Holbrook is a Senior Engineering Manager with more than thirty-five (35) years of administrative and technical experience in the petroleum and natural gas industry." In this regard, you disclose that from 1984-1989 Mark E. Holbrook was a senior engineer with two independent oil and gas companies, and that from December 1, 2005 to July 9, 2009 he was the CEO of Mark. E. Holbrook and Associates Company. Please disclose any experience from 1989 to December 1, 2005 that relates to the petroleum and natural gas industry.

9.   Please remove or clarify the statement that Mark E. Holbrook is a "lifelong" member of certain organizations.

10.   You disclose that Marshall Holbrook has more than 12 years experience in the administration and operation of oil and gas production companies. Please provide the dates and detail of this experience.

11.   You disclose that Cora J. Holbrook has more than 35 years experience in the administration and operations of oil and gas companies. Please include the dates and detail of this experience.

Security Ownership of Certain Beneficial Owners and Management, page 15

12.   In the table on page 16, please provide the total beneficial ownership information for the directors and executive officers as a group. See Item 403(b) of Regulation S-K.

Description of Securities, page 17

13.   Please file the agreement that sets forth your obligation to grant each note holder 1500 warrants for every $500 invested.

Description of Business, page 18

Organization, page 18

14.   You disclose that on January 7, 2010 A.D.I.D. Corporation, a Kentucky corporation controlled by Marshall Holbrook, assigned to you your working interest and net revenue interests in 39 wells. However, when we searched the well permit numbers for these wells, as listed in your exhibits 10.6 to 10.8, on the Commonwealth of Kentucky's Department of Natural Resources Division of Oil and Gas homepage, available at http://oilandgas.ky.gov/Pages/Welcome.aspx, for almost all of these wells, the well operator is not listed as A.D.I.D Corporation nor as yourself. Please explain and clarify how A.D.I.D.'s ownership of working and net revenue interests in these wells are evidenced.

15.   You disclose here and on page 25 that the assignment of assets from A.D.I.D. Corporation on August 1, 2009 and January 7, 2010 were pursuant to an agreement dated January 15, 2005. Please reconcile these dates with the dates found in Exhibits 10.6 to 10.14. If the dates are set forth in different agreements that you have not filed, please provide us with a copy of these agreements.

16.   Disclose in this section the consideration you paid for the assignment of these assets, which we note to be the issuance of 5,250,000 shares of your common stock to your officers and directors or to entities controlled by them.

Our Business, page 18

17.   You disclose that Mark Holbrook will evaluate wells logs to obtain an estimate of any gas or oil located on your properties and to develop your production plan. Please disclose from when these wells log date, from whom you have obtained them, as well as the type and depths reached. In particular, disclose if these well logs are of the type and reached the depths necessary for you to study the shale formations that you intend to target.   Please also disclose if Mark Holbrook has prior experience evaluating shale formations.

Material Agreements, page 19

18.   We note that in the Exhibit Index you have listed Exhibit 10.4 as the "June 1, 2001 Operating and Services agreement -A.D.I.D. Corporation." Exhibit 10.4 is a Well Services Agreement effective as of June 1, 20__11__. Please clarify if this is the January 1, 2011 Agreement with A.D.I.D. that you discuss on page 19. Please revise for consistency, or file the January 1, 2011 Agreement.

19.   You have entered into agreements with Marshall Holbrook's A.D.I.D. Corporation and Fred Akers', in part to provide pipeline, gathering system and compressor station services. Please explain what fields and/or properties of yours each will service.

Market for Oil and Gas Production, page 21

20.   You disclose that the benchmark is the price of Saudi Arabian light crude oil. However, you are targeting shale formations in Kentucky for natural gas. Thus, the price of Saudi Arabian crude oil does not appear an applicable benchmark for any future hypothetical production. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Plan of Operation, page 23

21.   You disclose that as of March 31, 2011 you had a cash balance of $12,862 and that this would be insufficient to fund your operations beyond two months time. As it is now June 23, 2011, please update your cash balance to the date of this prospectus and indicate how you are funding your operations.

22.   You disclose that you plan to drill 14-17 wells if you obtain financing of $1 million, and include a further breakdown of how over the next 12 months you plan to operate if you receive such sufficient funding. Please provide an estimate of the cost of each item listed on page 24. For example, please disclose the cost of the equipment necessary to begin drilling and production operations.

23.   Please also disclose your estimate for the cost per well, and how you arrived at this figure. In this regard, we note your disclosure that you plan to apply "advanced drilling, completion and stimulation technologies" to tight shale gas formations. Shale is the most impermeable rock from which the natural gas industry produces and, therefore, requires the drilling of expensive horizontal wells followed by massive hydraulic fracturing jobs, adding millions of dollars of cost to the most expensive wells drilled onshore in order to develop these shale reservoirs. Please expand your plan of operation to fully disclose the development costs of this strategy at each stage of your proposed development, including expenditures to comply with applicable regulatory requirements. Please make corresponding changes to your prospectus summary.

24.   You disclose if you receive sufficient funding, that in the third month after receiving such financing you will begin drilling and producing 2-3 Knox and 8-14 Devonian Shale development oil and/or gas wells. You later disclose that in the tenth month, you will begin raising money for 6 more Knox and 6 Devonian wells and installing a natural gas stripping unit. Please explain how you anticipate being able to begin drilling operations in such a short time-frame, including the process by which you will evaluate whether or not any of your proposed well locations contain economically producible hydrocarbons.

25.   If you determine that any of your properties contain economically producible hydrocarbons, or otherwise decide to move forward in your drilling plan, please explain how you will contract appropriate drilling and hydraulic fracturing teams, including the number of drilling rigs that you intend to operate if you receive sufficient financing, and the time that you anticipate one drilling operation to take. Please also discuss any regulatory or permitting hurdles that may impact the company's proposed timing.

26.   Please clarify how you will determine if a natural gas stripping unit is appropriate to be built.

27.   Please clarify if the geologist you plan to hire will be evaluating new properties for acquisition or evaluating your existing properties. If your initial wells drilled do not result in economically producible hydrocarbons, please also revise to disclose if you will still hire such a geologist and how you would compensate such individual.

28.   You disclose that until you commence drilling activities, your monthly costs are approximately $2,500 a month. Please clarify if this includes your expenses as a public company, and if not, please revise this figure to include these costs.

Certain Relationships and Related Transactions, page 25

29.   Please file as exhibits the convertible notes discussed in this section.

30.   Please disclose the value of the shares issued to your officers and directors in exchange for services rendered.

31.   Please discuss in this section the Well Services Agreement with A.D.I.D.

Executive Compensation, page 28

32.   We note that on January 1, 2011, you issued common stock to your officers and directors for services rendered. Please clarify whether this was for services rendered in 2010, and explain why these issuances should not be listed in the executive or director compensation tables.

33.   We note that you have no employment agreement with your officers and directors. Please explain the process by which you determine to compensate your officers and directors, such as through the issuance of securities.

Financial Statements for the Three Months Ended March 31, 2011 and 2010

Notes to Financial Statements

34.   Please provide a statement indicating that your unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 of Article 8-03 of Regulation S-X.

Note 8 – Equity, page F-17

35.   We note that you issued a total of 80,000 shares of your common stock to your officers and directors at an *agreed* value of $0.10 per share in exchange for services rendered. Please explain to us why an agreed value is appropriate under U.S. GAAP and why you have not used the fair value of the common shares issued per FASB ASC 718-10-30-2.

36.   We also note that you issued 320,000 shares to consultants at an *agreed* value of $0.10 per share in exchange for consulting services. Please explain to us why an agreed value is appropriate under U.S. GAAP. Refer to FASB ASC 505-50.

Financial Statements for the Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm, page F-19

37.   Please advise your independent accountant to revise their report to provide assurance on the statements of operations, stockholders' equity and cash flows for the period from inception (i.e., July 6, 2009) to December 31, 2010.

Balance Sheet, page F-20

38.   Please revise to disclose the terms of the land leases and your accounting policy for these leases.

Note 8 – Equity, page F-36

39.   We note that you issued a total of 50,000 shares of your common stock in exchange for oil and gas leases at an *agreed* value of $0.0006 per share. Please explain to us why an agreed value is appropriate under U.S. GAAP. This comment also applies to the 5,200,000 shares issued in March 2011 in exchange for oil and gas leases. Please cite the relevant authoritative literature in connection with your response.

40.   We note that you issued 125,000 shares and 75,000 shares of your common stock to Hamilton & Associates Law Group and Williams Law Group, respectively on November 3, 2010. However, we did not note these issuances in the statement of changes in stockholders' equity per page F-22. Please explain to us how you accounted for these issuances and how they were recorded. In your explanation please cite the U.S. GAAP that you applied for these transactions.

41.   We note herein that you issued 20,000 shares of your common stock to Fred Akers in March 2011 in exchange for pipeline, gathering system and compressor station services. However, we did not note this issuance in the statement of changes in stockholders' equity per page F-3. Please explain to us how you accounted for this issuance and how it was recorded. In your explanation please cite the U.S. GAAP that you applied for these transactions.

Exhibits

42.   We note that exhibit 10.6, the Well Assignment Laurel County, and exhibit 10.7, the Well Assignment Clay County, currently list as numbers 1-21 the same oil and gas wells and related leases. Please explain.

43.   Please file as an exhibit the agreement whereby you changed the conversion price of your promissory notes from $1 per share to $0.50. In an appropriate place in your filing, please discuss the reasons for this change.

Signatures, page 38

44.   Please indicate who is signing in the capacity of your principal executive officer, principal financial officer, and principal accounting officer or controller. See Instructions 1 and 2 to the Instructions to the Signatures section of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551- 3645, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief